

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 12, 2018

<u>Via Email</u>
Ms. Teresa L. Dick, Chief Financial Officer,
Executive Vice President and Assistant Secretary
Viper Energy Partners LP
500 West Texas, Suite 1200
Midland, TX 79701

> **Re:** **Viper Energy Partners LP**
> **Form 10-K for the Fiscal Year ended December 31, 2017**
> **Filed February 7, 2018**
> **File No. 001-36505**

Dear Ms. Dick:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources